EXHIBIT 15.1

                             PROPERTY LOCATIONS MAPS




         MAP 1   -   TUMI RESOURCES MEXICAN PROJECTS

         MAP 2   -   MINERAL APPLICATIONS BERGSLAGEN DISTRICT, SWEDEN









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                     MAP 1 - TUMI RESOURCES MEXICAN PROJECTS

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                               Omitted Graphic

      Showing location of La Trini Property and the cities of Mexico City,
                         Puerto Vallarta, and Matzalan

          Also shows location of San Manuel, Los Tamales, Agua Calient,
             Phoenix, Batamote, Mazatan, and El Colorado properties

                            View PDF of Exhibit 15.1





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            MAP 2 - MINERAL APPLICATIONS BERGSLAGEN DISTRICT, SWEDEN



                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                               Omitted Graphic

                Shows the location of Sala, Svardsjo, Hallefors,
           Lovasens & Skalbo, Kalvbacken & Tomtebo, Oster Silverberg,
              Hornkullen, Kobergs, Vitturn and Jugansbo Properties

                            View PDF of Exhibit 15.1






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